UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Fundrise eFund, LLC

(Exact name of issuer as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle, NW, 9th Floor Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “expect,” “potential,” “projected,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial and subsequent offerings (the “Offering(s)”);
•	our ability to attract and retain members to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);
•	risks associated with breaches of our data security;
•	changes in economic conditions generally and the real estate and securities markets specifically;
•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;
•	increased interest rates and operating costs;
•	our failure to obtain necessary outside financing;
•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;
•	our failure to successfully operate acquired properties and operations;
•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);
•	climate change and natural disasters that could adversely affect our properties and our business;
•	exposure to liability relating to environmental and health and safety matters;
•	changes in real estate and zoning laws and increases in real property tax rates;
•	failure of acquisitions to yield anticipated results;
•	risks associated with breaches of our data security;
•	risks associated with derivatives or hedging activity;
•	our level of debt and the terms and limitations imposed on us by our debt agreements;
•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;
•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;
•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;
•	our ability to retain and hire competent employees and appropriately staff our operations;
•	legislative or regulatory changes impacting our business or our assets and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;
•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;
•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our offerings and the consequential risk that we may not have the resources to satisfy redemption requests;
•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended, and other laws; and
•	changes to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise eFund, LLC (formerly known as Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC) is a Delaware limited liability company formed on November 19, 2015. Operations commenced on May 26, 2017. Effective November 30, 2020, Fundrise National For-Sale Housing eFund, LLC and Fundrise For-Sale Housing eFund – Washington DC, LLC, the (“Target eFunds”), merged with and into Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, with the Company as the surviving entity (“the Merger”). For more information about the Merger, please see the offering circular filed on November 30, 2020 here.

We intend to acquire property for the development, sale, and/or rental of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers (referred to herein as “Single Family Housing”) and last mile logistics centers without a focus on any specific metropolitan statistical area (“MSA”) in the United States as opportunity dictates. We expect to continue to use substantially all of the net proceeds from our initial and subsequent offerings to continue to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial, industrial, and residential real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt), development projects, and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We intend to be treated as a partnership for U.S. federal income tax purposes, with the intent of offering investors a tax-efficient means of investing in real estate-related business plans that are generally non-REIT qualifying. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise eFund”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise eFund, LLC unless the context indicates otherwise.

We have elected to be taxed as a partnership under the Internal Revenue Code of 1986, as amended (“the Code”), commencing with our taxable year ending December 31, 2017. We have attempted to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform, which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. As such, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We believe that the near and intermediate-term market for investment in the acquisition of property for the development, sale, and/or rental of Single-Family Housing and last mile logistics centers serving those homes is compelling from a risk-return perspective. Given the growing preferences for more living space and the rise of work from home, we favor a strategy weighted toward targeting debt and equity investments in homes and townhomes, and last mile industrial serving those homes. The millennial generation (generally defined as people born between 1980 and 2000), the largest generation in American history, is coming of age when many will increasingly start families and we believe will have a strong preference for single family home living. In addition, COVID-19 is transforming consumer habits with an acute potential to increase demand for single family homes with more internal space and backyards, especially as compared to small apartments where many people have been sheltering in place. A number of factors have created a pent-up Single Family Housing demand for millennials, including education and cultural trends, a strong preference for more living space, and technologies that change the way people work and live.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and real estate investment trusts (“REITs”) sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

For real estate debt investments, our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest as this provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel that the current and future market environment for the acquisition of property for the development and sale of Single Family Housing (including any existing or future government sponsored programs) and last mile logistics centers provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of real estate assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities, or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

In executing on our business strategy, we believe that we will benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record, and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol;

•	our Sponsor’s management team which has a successful track record of making commercial real estate investments in a variety of market conditions; and

•	our Sponsor’s relationships with members of, and investors in, the Fundrise Platform that may enhance our ability to sell our Single Family Housing projects.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments within approximately five to seven years from the one-year anniversary of the commencement of our initial Offering;

•	to develop and sell homes, townhomes and condominiums for sale at a healthy profit margin;

•	to focus on the macroeconomic driver of e-commerce to own and operate an attractive portfolio of well-located industrial assets to provide compelling performance to our investors over the long-term;

•	to grow net cash from operations so that cash flow is available for distribution;

•	to enable investors to realize a return on their investment by beginning the process of liquidating and distributing cash to investors within approximately five to seven years from the one-year anniversary of the commencement of our initial Offering, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets;

•	to preserve, protect and return our investors’ capital contribution; and

•	to provide homebuyer investors with the opportunity to gain valuable market and real estate knowledge about their future home options while also allowing them to capitalize on a trend that they are actively participating in.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Investment Types

Our primary investment types are as follows:

•	Rental Properties and Real Estate Held for Improvement – Our investments in rental properties and real estate held for improvement may include the acquisition of single-family homes, townhomes, condominiums, and industrial buildings for the intended purpose of developing and renting, or developing and selling the properties, respectively. See Note 2, Summary of Significant Account Policies – Rental Properties and Real Estate Held for Improvement, in our consolidated financial statements for further detail.

•	Real Estate Debt Investments – Our real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests in unconsolidated joint ventures.

•	Real Estate Held for Sale – From time to time, we may identify properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with U.S. GAAP.

We believe that these investment types are complementary to each other due to overlapping sources of investment opportunities and common reliance on real estate fundamentals and application of similar portfolio management skills to maximize value and to protect capital.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive margins. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, home builders, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest offering circular filed with the SEC (“Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see Statement Regarding Forward Looking Information. Unless otherwise indicated, latest results discussed below are as of December 31, 2021.

Offering Results

We have offered, are offering, and may continue to offer up to $75.0 million in our common shares during the rolling twelve-month period under Regulation A. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2021 and 2020, we have raised total gross offering proceeds of approximately $97.8 million and $86.9 million, respectively, from settled subscriptions (including the approximately $309,000 and $100,000, respectively, received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor). As of December 31, 2021 and 2020, we have settled subscriptions in our Offerings and private placements of approximately 9,036,000 and 8,095,000 of our common shares, respectively. Assuming the settlement for all subscriptions received as of December 31, 2021, approximately $65.8 million of our previously qualified common shares remained available for sale (based on our current share price) to the public under our Offering as of December 31, 2021.

In connection with the Merger, we issued to the shareholders of the Target eFunds common shares based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on each of the Target eFund’s projected net asset value (“NAV”) per share that was effective as of the date of the Merger, November 30, 2020. For additional information, see the offering circular relating to the Merger, which may be accessed here.

Until December 31, 2018, the per share purchase price for our common shares was $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price of our common shares has been and will continue to be adjusted semiannually and will equal the greater of (i) $10.00 per share or (ii) the sum of our NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal semiannual period (“NAV per share”).

Below is the NAV per share since December 31, 2018, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2018	$10.34	Form 1-U
June 30, 2019	$10.44	Form 1-U
December 31, 2019	$10.74	Form 1-U
June 30, 2020	$10.92	Form 1-U
November 30, 2020	$11.44	Form 1-U
June 30, 2021	$11.59	Form 1-U
December 31, 2021	$11.82	Form 1-U

Distributions

We do not expect to declare any distributions until additional proceeds from our public offering are invested and returns, if any, have been received by the Company. In addition, as we expect primarily to invest in the acquisition of property for the development of Single Family Housing or in properties that have significant capital requirements, these properties may not immediately generate cash flow from sale. Thus, our ability to make distributions may be negatively impacted, especially during our early periods of operation. As of December 31, 2021, we have not declared any distributions.

Once we begin to make distributions, we expect that our Manager will declare and make them on a periodic basis based on appreciation of, or operating cash flow from, the sale of our assets, as determined by our Manager, in arrears. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow, the appreciated value of the underlying assets and/or our need to maintain reserves. Given the expectation that most of our distributions will come from the sale of assets, it is likely that we will not make distributions at a consistent rate nor on a consistent periodic basis, if at all. Distributions will be paid to shareholders as of the record dates selected by the Manager.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. In order to provide our shareholders with some limited liquidity, we have adopted a redemption plan whereby, on a monthly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular. However, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the publicly traded partnership Safe Harbor, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. On June 30, 2020, we resumed the processing and payment of redemptions under our redemption plan. Additionally, in connection with the Merger, our Manager determined to temporarily waive certain provisions of our redemption plan, effective from October 20, 2020 until consummation of the Merger, to allow our shareholders to redeem their shares (i) without any discount to the per share price for our common shares in effect at the time of the redemption request, and (ii) without any limits on the number of shares that may be redeemed pursuant to a redemption request. Further, in connection with the Merger, we accelerated outstanding redemption requests for shares that were not otherwise eligible for redemption under the terms of our redemption plan. All other provisions of the redemption plan remained unchanged. The waiver to certain provisions of the redemption plan applied to all outstanding redemption requests as of October 20, 2020 and to any redemption request submitted prior to the consummation of the Merger. We temporarily ceased accepting redemption requests on November 15, 2020. After consummation of the Merger, our redemption plan has reverted to its pre-Merger provisions. All redemption requests submitted prior to the Merger were fulfilled on November 30, 2020.

As of December 31, 2021, approximately 1,615,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way, that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgements, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Real Estate Properties

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property's occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property's future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets' carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment.

We record assets held for sale at the lesser of carrying value or fair value less estimated costs to sell. In performing the impairment evaluation for an asset held for sale, we consider several factors including, but not limited to, recent offers received to purchase the asset, prices for assets in recent comparable sales transactions and market analysis studies, which include the estimated price a willing buyer would pay for the asset. If the estimated fair value less costs to sell an asset is less than the current carrying value, we recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements, in our consolidated financial statements, for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, our consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from investments in the development, sale, and/or rental of Single Family Housing and last mile logistics centers. We may also invest in other commercial, industrial, or residential properties and, to a lesser extent, as real estate-related debt and other real estate-related assets. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On May 26, 2017, we substantially commenced operations. The Company had sixty-nine and eighty investments as of December 31, 2021 and 2020, respectively. For the years ended December 31, 2021 and 2020, we had total net income (loss) of approximately $(373,000) and $50,000, respectively.

Revenue

Interest Revenue

For the years ended December 31, 2021 and 2020, we earned approximately $0 and $126,000 of interest revenue, respectively. The decrease in interest revenue was due to the troubled debt restructuring and direct acquisition through deeds in lieu of our two previously held real estate debt investments during the year ended December 31, 2020. See Note 5, Investments in Real Estate Debt Investments, in our consolidated financial statements for further detail.

Rental Revenue

For the years ended December 31, 2021 and 2020, we earned rental revenue of approximately $1,628,000 and $934,000, respectively. The increase in rental revenue was due to a full year of increased rental operations following the Merger on November 30, 2020, in which we operated fifty-five rental revenue producing properties as of December 31, 2021, compared to only twenty-five rental revenue producing properties prior to the Merger.

Expenses

Property Operating and Maintenance

For the years ended December 31, 2021 and 2020, we incurred property operating and maintenance expenses of approximately $663,000 and $429,000, respectively. The increase in property-related expenses was due to a full year of increased rental operations following the Merger on November 30, 2020, in which we operated fifty-five rental revenue producing properties as of December 31, 2021, compared to only twenty-five rental revenue producing properties prior to the Merger.

Depreciation and Amortization

For the years ended December 31, 2021 and 2020, we incurred depreciation and amortization expenses of approximately $651,000 and $279,000, respectively. The increase in depreciation and amortization expenses during the year ended December 31, 2021 was due to an increased number of rental real estate properties being depreciated subsequent to the Merger, compared to the prior year.

General and Administrative Expenses

For the years ended December 31, 2021 and 2020, we incurred general and administrative expenses of approximately $449,000 and $541,000, respectively, which includes auditing and professional fees, bank fees, and other costs associated with operating our business. The decrease in general and administrative expenses was primarily attributable to a decrease in auditing and legal fees incurred during the year ended December 31, 2021, compared to the prior year due to increased operational efficiencies following the Merger.

Other Income (Expense)

Equity in Earnings (Losses)

For the years ended December 31, 2021 and 2020, we incurred equity in earnings (losses) of approximately ($83,000) and $414,000, respectively, from our equity method investments. The decrease in equity in earnings is primarily attributable to the sale of an equity method investment during August 2020.

Gain (Loss) on Sale of Real Estate

For the years ended December 31, 2021 and 2020, we incurred approximately $163,000 and $0, respectively, of loss on the sale of real estate, from the sales of ten single-family homes, one small lot ordinance, and one condo unit during the year ended December 31, 2021. There were no sales of real estate during the year ended December 31, 2020.

Loss on Troubled Debt Restructuring

For the years ended December 31, 2021 and 2020, we incurred losses on troubled debt restructuring of approximately $0 and $185,000, respectively. The decrease in loss on troubled debt restructuring was attributable to the direct acquisition through a deed in lieu of our two previously held real estate debt investments during the year ended December 31, 2020. See Note 5, Investments in Real Estate Debt Investments, in our consolidated financial statements for further detail.

Our Investments

As of December 31, 2021, we have entered into the following investments. See “Recent Developments” for a description of investments we have made since December 31, 2021. Note: the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Residential Rental Properties:

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Overview (Form 1-U)
H41	90062	2 / 1	1,446	06/22/2017	$486,000	Initial	Update 1 Update 2
463	90037	3 / 1	1,176	07/07/2017	$532,000	Initial	Update 1 Update 2
W48	90062	2 / 1	1,446	08/09/2017	$553,000	Initial	Update 1 Update 2
416	90062	3 / 1	1,448	08/10/2017	$485,000	Initial	Update 1 Update 2
H412	90062	2 / 1.75	1,956	08/18/2017	$509,000	Initial	Update 1 Update 2
511	90037	3 / 2	1,792	09/01/2017	$435,000	Initial	Update 1 Update 2
413	90037	2 / 1	1,092	09/12/2017	$435,000	Initial	Update 1 Update 2
291	90011	3 / 2	1,747	12/13/2017	$451,000	Initial	Update 1 Update 2

J28	90018	2 / 1	1,204	06/12/2018	$717,000	Initial	Update 1 Update 2
L60 (2)	90042	3 / 1.5	1,217	08/03/2018	$794,000	Initial	Update 1 Update 2
S15	90004	2 / 1	1,335	08/17/2018	$716,000	Initial	Update 1 Update 2
L602 (2)	90042	2 / 2	1,365	09/11/2018	$952,000	Initial	Update 1 Update 2
E91	90011	(1)	(1)	12/11/2018	$1,790,000	Initial	N/A
E62	90011	3 / 2	1,900	12/12/2018	$512,000	Initial	Update 1
W18	90062	2 / 1	1,500	12/14/2018	$512,000	Initial	Update 1
E855	90011	3 / 1	1,300	12/20/2018	$415,000	Initial	Update 1
S41	90037	2 / 1	1,300	01/31/2019	$527,000	Initial	Update 1
E42	90016	3 / 2	1,350	02/14/2019	$717,000	Initial	Update 1
H30	90018	5 / 3.5	1,500	02/22/2019	$651,000	Initial	Update 1
G55	90016	3 / 2	1,500	03/21/2019	$728,000	Initial	Update 1
344 (3)	20011	4 / 3.5	1,660	11/30/2020	$765,000	Initial	Update 1 Update 2
H61 (3) (6)	20011	2 / 1.5	832	11/30/2020	$595,000	Initial	Update 1 Update 2
I81 (3) (4)	20011	3 / 1	1,936	11/30/2020	$650,000	Initial	Update 1 Update 2
P91 (3) (5)	22202	2 / 1.5	2,100	11/30/2020	$975,000	Initial	Update
473 (3)	90037	4 / 2	1,800	11/30/2020	$535,000	Initial	Update
S37 (3)	90018	3 / 1	900	11/30/2020	$560,000	Initial	Update
317 (3)	90018	3 / 2	1,400	11/30/2020	$675,000	Initial	Update
E81 (3)	90011	3 / 1	1,700	11/30/2020	$540,000	Initial	Update
S48 (3)	90062	3 / 2	1,100	11/30/2020	$550,000	Initial	Update
E35 (3)	90011	3 / 1	1,148	11/30/2020	$530,000	Initial	Update
W47 (3)	90011	3 / 1	1,305	11/30/2020	$455,000	Initial	Update
E22 (3)	90011	2 / 1	1,008	11/30/2020	$455,000	Initial	Update
C33 (3)	90011	3 / 2	1,113	11/30/2020	$470,000	Initial	Update
W11 (3)	90037	2 / 1	1,210	11/30/2020	$505,000	Initial	Update
E19 (3)	90018	2 / 1	1,308	11/30/2020	$670,000	Initial	Update
E85 (3)	90011	3 / 1	1,320	11/30/2020	$510,000	Initial	Update
W114 (3)	90037	5 / 1	2,401	11/30/2020	$680,000	Initial	Update
P50 (3)	90011	3 / 2	1,841	11/30/2020	$530,000	Initial	Update
E44 (3)	90011	4 / 2	1,584	11/30/2020	$535,000	Initial	Update
C38 (3)	90011	4 / 2	1,730	11/30/2020	$530,000	Initial	Update
M34 (3)	90011	2 / 1	1,200	11/30/2020	$460,000	Initial	Update
W145 (3)	90062	3 / 1.5	1,500	11/30/2020	$630,000	Initial	N/A
P29 (3)	90016	3 / 1	1,600	11/30/2020	$875,000	Initial	N/A
H95 (3)	30310	3 / 2	1,300	11/30/2020	$288,000	Initial	N/A
A49 (3)	30310	3 / 2	1,500	11/30/2020	$350,000	Initial	N/A
A50 (3)	30310	3 / 2	1,400	11/30/2020	$345,000	Initial	N/A
251 (3)	90043	2 / 1	1,000	11/30/2020	$550,000	Initial	N/A
M77 (3)	30316	2 / 1	1,000	11/30/2020	$247,000	Initial	N/A
C387 (3)	90062	3 / 2.5	1,100	11/30/2020	$700,000	Initial	N/A

S56 (3)	90016	3 / 3	1,300	11/30/2020	$840,000	Initial	N/A
236 (3)	90018	3 / 2	1,800	11/30/2020	$735,000	Initial	N/A
O92 (3)	30310	3 / 3	2,000	11/30/2020	$330,000	Initial	N/A
935 (3)	90018	3 / 1	1,300	11/30/2020	$755,000	Initial	N/A
536 (3)	90018	4 / 2	1,269	11/30/2020	$790,000	Initial	N/A
S375 (3)	90018	4 / 3	1,678	11/30/2020	$760,000	Initial	N/A
M184 (3)	90062	4 / 2	1,629	11/30/2020	$750,000	Initial	N/A

(1)	Property is improved with three separate structures: a multi-tenant building containing four residential units and approximately 2,500 square feet, a single-family home with approximately 2,000 square feet, and a three-story commercial building with approximately 7,200 square feet.

(2)	These assets were classified as single family residential properties at acquisition. As of June 30, 2019, these assets were included as part of the RSE L6025 entitlement project. See (E) under "Entitlement and Development Properties" below.

(3)	These assets were acquired by the Company on November 30, 2020 in connection with the Merger. See Note 2 – Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition - November 30, 2020 for more information on the assets acquired from the Merger.

(4)	I81 sold on May 20, 2021 for a sales price of approximately $855,000.

(5)	P91 sold on October 29, 2021 for a sales price of approximately $930,000.

(6)	H61 sold on December 8, 2021 for a sales price of approximately $710,000.

Industrial Rental Properties:

Asset Name	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
4700 Eisenhower Ave Controlled Subsidiary	Alexandria, VA	Industrial	45,000	12/06/2021	$14,100,000	5 Years	Initial

Entitlement and Development Properties:

Asset Name	Zip Code	Approximate Square Footage of Lot(s) at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Number of Entitled Lots	Overview (Form 1-U)
CNP 36 Properties (6)	90034	15,800	(1)	$2,705,000	12	Initial	Update 1
NPSC Westmoreland- Controlled Subsidiary (6)	90029	13,000	(2)	$2,143,000	14	Initial	Update 1 Update 2
R13 and R14- Controlled Subsidiary (6)	90026	13,460	(3)	$2,061,000	10	Initial	Update 1 Update 2
NPSC Virgil- Controlled Subsidiary (6)	90029	19,150	(4)	$2,881,000	15	Initial	Update 1 Update 2 Update 3
RSE L6025- Controlled Subsidiary	90042	27,000	(5)	$2,976,000	18	Initial	N/A

(1)	CNP 36 Properties comprised of two parcels: an approximately 8,300 square foot lot purchase on May 3, 2018 for $1,555,000 and an approximately 7,500 square foot lot purchase on March 23, 2018 for approximately $1,150,000.

(2)	NPSC Westmoreland- Controlled Subsidiary comprised of two parcels: an approximately 5,800 square foot lot purchased on March 15, 2018 for approximately $1,103,000 and an approximately 7,200 square foot lot purchased on November 9, 2017 for approximately $1,040,000.

(3)	R13 and R14- Controlled Subsidiary comprised of two parcels: an approximately 6,730 square foot lot purchased on January 4, 2018 for approximately $1,138,000 and an approximately 6,730 square foot lot purchased on November 14, 2017 for approximately $923,000.

(4)	NPSC Virgil- Controlled Subsidiary comprised of three parcels: an approximately 5,750 square foot lot purchased on January 25, 2018 for approximately $921,000, an approximately 6,700 square foot lot purchased on January 19. 2018 for approximately $910,000, and an approximately 6,700 square foot lot purchased on December 27, 2017 for approximately $1,050,000.

(5)	RSE L6025 Controlled Subsidiary comprised of three parcels: L60 (acquired August 3, 2018), L602 (acquired September 11, 2018), and the latest investment, L6025, was acquired on June 26, 2019 for an initial purchase price of approximately $1,230,000. Proceeds were used to acquire approximately 9,000 square feet of land, which is currently improved with an approximately 1,500 square foot single-family home. The acquisition of L6025 is the last property required to assemble the three lots. Combined, the three parcels achieve a lot size of approximately 27,000 square feet, which will be entitled for 18 single-family homes.

(6)	These assets were classified as held for sale as of December 31, 2021. Prior to December 31, 2021, these assets were classified as investments in real estate held for improvement.

Residential Properties – Intended for Renovation:

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Overview (Form 1-U)
W41 (9)	90062	3 / 1	1,400	01/11/2019	$494,000	Initial	Update 1
W418 (9)	90062	3 / 2	2,200	09/24/2019	$687,000	Initial	N/A
							Update 1
749 (1) (6)	20011	4 / 2	1,288	11/30/2020	$900,000	Initial	Update 2
							Update 1
F64 (1) (5)	20011	4 / 3	1,152	11/30/2020	$955,000	Initial	Update 2
							Update 1
F42 (1) (2)	20011	5 / 2	1,280	11/30/2020	$940,000	Initial	Update 2
							Update 1
							Update 2
H13 - Controlled Subsidiary (1)	20009	2 / 1	2,072	11/30/2020	$1,228,000	Initial	Update 3
							Update 1
							Update 2
S17 - Controlled Subsidiary (1) (3)	20009	4 / 2	1,254	11/30/2020	$1,291,000	Initial	Update 3
							Update 1
N22 - Controlled Subsidiary (1) (8)	20018	4 / 1	1,140	11/30/2020	$589,000	Initial	Update 2
							Update 1
M20 - Controlled Subsidiary (1)	20018	3 / 1	1,760	11/30/2020	$600,000	Initial	Update 2
							Update 1
G12 - Controlled Subsidiary (1) (7)	20009	6 / 2	3,316	11/30/2020	$1,252,000	Initial	Update 2
							Update 1
R13 - Controlled Subsidiary (1) (4)	20009	4 / 2	2,664	11/30/2020	$1,550,000	Initial	Update 2

(1)	These assets were acquired by the Company on November 30, 2020 in connection with the Merger. See Note 2 – Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisitio – November 30, 2020 for more information on the assets acquired from the Merger.

(2)	F42 sold on January 18, 2021 for a sales price of approximately $975,000.

(3)	S17 sold on February 26, 2021 for a sales price of approximately $1,325,000.

(4)	R13 sold on April 22, 2021 for a sales price of approximately $1,750,000.

(5)	F64 sold on April 30, 2021 for a sales price of approximately $1,105,000.

(6)	749 sold on February 25, 2021 for a sales price of approximately $1,325,000.

(7)	G12 unit #2 sold on October 13, 2021 for a sales price of approximately $1,015,000. G12 unit #1 was classified as held for sale as of December 31, 2021. Prior to December 31, 2021, this asset was classified as an investment in real estate held for improvement.

(8)	N22 sold on December 17, 2021 for a sales price of approximately $585,000.

(9)	W41and W418 sold on October 4, 2021 for a sales price of approximately $1,413,000.

Joint Venture Entitlement and Development Properties, and Senior Loans:

Real Property Controlled Subsidiaries	Zip Code	Approximate Square Footage of Lot at Acquisition	Date of Acquisition	Purchase Price (1)	# Lots/Homes	Overview (Form 1-U)
RRE F1	90731	28,800	05/04/2018	$2,023,000	19	Initial	N/A
Marathon 12 (2)	90026	15,620	05/17/2018	$1,279,000	12	Initial	Update

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	On August 24, 2020, we received our final cash flow distribution from the Marathon 12 Controlled Subsidiary. This completed the sale of the Marathon 12 Property and hence, the liquidation of the Marathon 12 Investment.

Senior Loans	Zip Code	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
SC Group 6845 Figueroa, LLC (6)	90042	08/04/2017	9.0%	02/04/2019	$2,250,000	90.0%	97.5%	Initial	Update 1 Update 2
SGGP 1300 Douglas, LLC (7)	90026	11/20/2017	9.0%	05/13/2019	$2,923,350	89.0%	97.0%	Initial	Update 1

(1)	Interest Rate refers to the projected annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	On February 3, 2019, SC Group 6845 Figueroa, LLC (“Stradella Court – La Prada”) executed a loan modification extending the maturity date of the senior loan to May 3, 2019. The loan principal increased to $2,396,545. In April 2020, the investment was issued a notice of maturity default for failing to repay the outstanding principal and contractual interest amounts owed. On September 2, 2020, the Company executed a deed in lieu for the underlying property of the real estate debt investment. In full satisfaction of the loan, the transfer of title occurred on December 15, 2020.

(7)	In April 2020, the investment was issued a notice of maturity default for failing to repay the outstanding principal and contractual interest amounts owed. On September 2, 2020, the Company executed a deed in lieu for the underlying property of the real estate debt investment. In full satisfaction of the loan, the transfer of title occurred on December 15, 2020. The property was sold on March 18, 2021 for a sales price of approximately $3,100,000.

Other Assets:

On August 18, 2021, we acquired ownership of a “wholly-owned subsidiary,” FR-SB 1, LLC, (the “Saltbox Investment Controlled Subsidiary”) for an initial purchase price of approximately $1,000,000 which is the initial stated value of our equity interest in the Saltbox Investment Controlled Subsidiary (the “Saltbox Investment”). This investment is classified as a derivative financial instrument in our consolidated financial statements. See Note 6, Derivative Financial Instruments in our consolidated financial statements for more information.

On October 21, 2021, we acquired ownership of a “wholly-owned subsidiary,” FR-SB Warrants, LLC, (the “Saltbox Warrants Controlled Subsidiary”). The Saltbox Warrants Controlled Subsidiary concurrently acquired warrants to purchase shares of common stock of Saltbox, Inc. (the “Saltbox Warrants”). See Note 6, Derivative Financial Instruments in our consolidated financial statements for more information. See initial Form 1-U for overview. No updates have been filed.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offerings, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of our Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2021, we have seventy investments totaling approximately $69.8 million in deployed capital and had approximately $11.2 million in cash and cash equivalents. As of December 31, 2020, we had eighty investments totaling approximately $67.0 million in deployed capital and had approximately $10.9 million in cash and cash equivalents.

For information regarding the anticipated use of proceeds from our Offering, see our “Estimated Use of Proceeds” in our Offering Circular here. As of December 31, 2021, we anticipate that cash on hand and proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

As of both December 31, 2021 and 2020, we had no outstanding debt from our Sponsor (See Note 10, Related Party Arrangements in our consolidated financial statements) nor to any third-party lenders. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

Despite an evolving COVID-19 landscape with continued case flare-ups from new variants like Delta and Omicron, 2021 saw a resounding rebound from 2020’s lockdown recession. According to Federal Reserve Economic Data published by the Federal Reserve Bank of St. Louis, the U.S. economy had fully recovered and overtaken its pre-COVID size in Q1 2021 when it logged 6.3% annualized growth. The elevated pace of annualized growth continued in Q2 2021 at 6.7%, and while this slowed in Q3 2021 to 2.3%, according to Federal Reserve Economic Data’s most recent estimates, the outlook is growth accelerated again in Q4 2021 projecting a 7.0% annualized growth rate. In turn, 2021 market performance was strong and widespread. The S&P returned 26.9% for the year, and, after being particularly hard hit in 2020, real estate saw strong relative performance with the Vanguard Real Estate Index returning 40.4% in 2021.

Within real estate, performance has diverged significantly between sectors, and we are encouraged by our focus on residential and industrial assets where we anticipate continued demand growth. While the impacts from the war in Ukraine are currently unpredictable; it is possible that the event will negatively impact both the U.S. and world economy. In such a scenario, while uncertain, we expect that our current strategies, centered around real estate with intrinsic value (residential and industrial logistics) and inherent limited supply, are likely to perform as well or better than most other strategies.

•	Apartment REITs outperformed the broader REIT sector in 2021, returning 64% (vs. 43% for all sectors). This follows underperformance in 2020 (apartment REITs returned -15% vs. -8% for all sectors).

•	Single-Family Rental (“SFR”) continued to outperform the broader REIT sector in 2021 returning 53%, building on outperformance in 2020 (6%).

•	Industrial returned 62% in 2021, following substantial outperformance in 2020 (12%).

•	Meanwhile, after sharply negative performance in 2020 (Office -18%, Lodging -24%), commercial sectors continued to underperform the broader REIT index in 2021 (Office 22%, Lodging 18%); Retail REITs returned 52% in 2021 after posting the worst performance among REIT sectors in 2020 (-25%).

While government stimulus and low interest rates encouraged 2021’s robust economic rebound, this highly accommodative monetary policy also drove inflation to highs not seen in almost 40 years. As the consensus outlook on inflation has recently moved from “transitory” to more persistent, the Federal Reserve has markedly changed its stance to become more hawkish, signaling a prompt end to bond buying and a high likelihood of several rate increases in 2022.

Despite expectations of tighter monetary policy and forthcoming Federal Reserve interest rate hikes, economic fundamentals remain sound. While down from its earlier forecast of 4.2%, Goldman Sachs’ revised 2022 U.S. Gross Domestic Product economic growth forecast remains a healthy 3.8%. The general economic tailwinds captured in this forecast are likely to broadly drive rent growth, occupancy, and asset pricing. Further, hard assets, such as real estate, tend to perform well in inflationary environments.

Off-Balance Sheet Arrangements

As of December 31, 2021 and 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 10, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

The following table summarizes real estate investments acquired by the Company since December 31, 2021 (through April 11, 2022):

Industrial Rental Properties:

Asset Name	Zip Code	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Renovation Budget	Overview (Form 1- U)
Chattahoochee Ave Controlled Subsidiary	30381	100,000	01/05/2022	$13,000,000	$6,470,000	Initial

Other

Event	Date	Description

Share Purchase Price Update	01/01/2022	Beginning on January 1, 2022, the per share purchase price of our common shares was updated to $11.82 due to a change in NAV. More information can be found here.

Status of our Offering	04/11/2022	As of April 11, 2022, we had raised total gross offering proceeds of approximately $113.1 million from settled subscriptions (including the $309,000 and $100,000, respectively, received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 10.3 million of our common shares.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	45	Chief Executive Officer
Brandon T. Jenkins	36	Chief Operating Officer
Bjorn J. Hall	41	General Counsel, Chief Compliance Officer and Secretary
Alison Staloch	41	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Mr. Jenkins spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Mr. Jenkins also worked for Westfield Corporation, a leading shopping center owner. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacities with our Sponsor since her appointment on June 7, 2021. Prior to becoming the Chief Financial Officer of the Manager, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 10, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Members

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2022 for each person or group that holds more than 10.0% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

	Number of Shares
Name of Beneficial Owner (1) (2)	Beneficially Owned	Percent of All Shares
Benjamin S. Miller	683	*
Brandon T. Jenkins	6	*
Bjorn J. Hall	230	*
Alison A. Staloch	161	*
All directors and executive officers of our Manager as a group (4 persons)	1,080	*

*	Represents less than 1% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.
(2)	Each listed beneficial owner has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions Other Information

For further details, please see Note 10, Related Party Arrangements, in our consolidated financial statements

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise eFund, LLC

Independent Auditor’s Report

Members

Fundrise eFund, LLC

Opinion

We have audited the consolidated financial statements of Fundrise eFund, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable).

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 11, 2022

Fundrise eFund, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	December 31, 2021	December 31, 2020
ASSETS
Cash and cash equivalents	$11,178	$10,924
Other assets	675	777
Real estate deposits	750	-
Investments in rental properties, net	44,744	30,793
Investments in real estate held for improvement	8,349	25,650
Investments in real estate held for sale	11,854	7,165
Investments in equity method investees	2,599	2,567
Derivative financial instruments	1,000	-
Total Assets	$81,149	$77,876

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$448	$1,512
Settling subscriptions	444	-
Rental security deposits and other liabilities	43	468
Due to related party	37	42
Redemptions payable	453	3
Below market leases, net	29	33
Total Liabilities	1,454	2,058

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 9,035,813 and 8,095,316 shares issued, and 7,420,758 and 7,061,449 outstanding as of December 31, 2021 and 2020, respectively	79,514	75,264
Retained Earnings	181	554
Total Members’ Equity	79,695	75,818
Total Liabilities and Members’ Equity	$81,149	$77,876

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise eFund, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2021	December 31, 2020
Revenue
Interest revenue	$-	$126
Rental revenue	1,628	934
Other revenue	8	27
Total revenue	1,636	1,087

Expenses
Rental properties operating and maintenance	663	429
Depreciation and amortization	651	279
General and administrative expenses	449	541
Total expenses	1,763	1,249

Other income (expense)
Equity in earnings (losses)	(83)	414
Interest expense – related party note	-	(17)
Loss on sale of real estate	(163)	-
Loss on debt restructuring	-	(185)
Total other income (expense)	(246)	212

Net income (loss)	$(373)	$50

Net income (loss) per basic and diluted common share	$(0.05)	$0.01
Weighted average number of common shares outstanding, basic and diluted	6,878,406	3,973,389

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise eFund, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members'
	Shares	Amount	deficit)	Equity
December 31, 2019	3,800,487	$37,853	$504	$38,357
Issuance of common shares	3,889,725	44,484	-	44,484
Redemptions of common shares	(628,763)	(6,735)	-	(6,735)
Offering costs	-	(338)	-	(338)
Net income (loss)	-	-	50	50
December 31, 2020	7,061,449	$75,264	$554	$75,818
Issuance of common shares	940,497	10,900	-	10,900
Redemptions of common shares	(581,188)	(6,493)	-	(6,493)
Offering costs	-	(157)	-	(157)
Net income (loss)	-	-	(373)	(373)
December 31, 2021	7,420,758	$79,514	$181	$79,695

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise eFund, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended	For the Year Ended
	December 31, 2021	December 31, 2020
OPERATING ACTIVITIES:
Net income (loss)	$(373)	$50
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in (earnings) losses	83	(414)
Depreciation and amortization	651	279
Amortization of below-market lease	(4)	(4)
Bad debt expense	48	97
Accrued interest converted to principal	-	(125)
Other income	(6)	(9)
Loss on sale of real estate	163	-
Loss on debt restructuring	-	185
Changes in assets and liabilities:
Net decrease (increase) in other assets	(110)	(190)
Net increase (decrease) in due to related party	(6)	(70)
Net increase (decrease) in accounts payable and accrued expenses	(418)	(76)
Net increase (decrease) in rental security deposits and other liabilities	(16)	343
Net cash provided by (used in) operating activities	12	66
INVESTING ACTIVITIES:
Investment in industrial rental property	(14,595)	-
Improvements of real estate held for improvement	(1,268)	(647)
Improvements in residential rental properties	(86)	(15)
Improvements in real estate held for sale	(717)	(28)
Cash received in connection with the Merger	-	14,417
Proceeds from sale of real estate	13,627	-
Investment in equity method investees	(115)	(194)
Repayment of equity method investees	-	2,652
Purchase of derivative financial instruments	(1,000)	-
Release (issuance) of real estate deposits	(750)	-
Net cash provided by (used in) investing activities	(4,904)	16,185
FINANCING ACTIVITIES:
Issuance of common shares	11,344	227
Proceeds from note payable - related party	-	7,000
Repayment of notes payable – related party	-	(7,000)
Offering costs paid	(155)	(299)
Redemptions paid	(6,043)	(6,931)
Net cash provided by (used in) financing activities	5,146	(7,003)

Net increase (decrease) in cash and cash equivalents	254	9,248
Cash and cash equivalents, beginning of year	10,924	1,676
Cash and cash equivalents, end of year	$11,178	$10,924

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid - related party note	$-	$17

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITY:
Improvements in real estate held for improvement included in accounts payable	$7	$420
Improvements in residential rental properties included in accounts payable	$-	$58
Improvements of real estate held for sale included in accounts payable	$5	$192
Recognition of unearned revenue in connection with sale	$400	$-
Restructuring of real estate debt investments	$-	$5,243
Non-cash transactions related to the merger of Fundrise National For-Sale Housing eFund, LLC & Fundrise For-Sale Housing eFund – Washington DC, LLC (“Target Funds”) with Fundrise For-Sale Housing eFund - Los Angeles CA, LLC in which Fundrise eFund, LLC was the surviving entity:
Issuance of common shares to shareholders of the Target Funds	$-	$44,048
Issuance of common shares to Fundrise L.P.	$-	$199
Issuance of common shares to Rise Companies Corp.	$-	$10

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise eFund, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

1.	Formation and Organization

Fundrise eFund, LLC was formed on November 19, 2015, as a Delaware limited liability company to acquire and invest in property, for development or redevelopment. Operations commenced on May 26, 2017. Effective November 30, 2020, Fundrise National For-Sale Housing eFund, LLC and Fundrise For-Sale Housing eFund – Washington DC, LLC, the (“Target eFunds”), merged with Fundrise For-Sale Housing eFund – Los Angeles CA, LLC in which Fundrise eFund, LLC was the surviving entity (the “Merger”). Following the Merger, we intend to acquire property for the development, sale, and/or rental of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers (referred to herein as “Single Family Housing”) and last mile logistics centers without a focus on any metropolitan statistical area (“MSA”) in the United States as opportunity dictates. We expect to use substantially all of the net proceeds from our initial and subsequent offerings (the “Offering(s)”) to continue to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial, industrial, and residential real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt), development projects, and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We intend to be treated as a partnership for U.S. federal income tax purposes, with the intent of offering investors a tax-efficient means of investing in real estate-related business plans that are generally non-REIT qualifying. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise eFund, LLC except where the context otherwise requires. The Company has one reportable segment consisting of investments in real estate.

Each residential real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these consolidated financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Company’s Offerings are being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified $66.9 million of shares on December 23, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of December 31, 2021 and 2020, after redemptions, the Company has net common shares outstanding of approximately 7,421,000 and 7,061,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of both December 31, 2021 and 2020, 1,414 common shares were held by the Sponsor at an average of $10.93 per share for an aggregate purchase price of approximately $15,500. In addition, as of both December 31, 2021 and 2020, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 26,872 common shares at an average of $10.93 per share in a private placement for an aggregate purchase price of approximately $293,700.

As of December 31, 2021 and 2020, the Company’s total amount of equity outstanding on a gross basis was approximately $97.8 million and $86.9 million, respectively, and there were settling subscriptions of $444,000 and $0, respectively, as of December 31, 2021 and 2020.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment trusts managed by our Manager (“eREITs”), the Fundrise eFund, LLC, and the Fundrise Real Estate Interval Fund, LLC reinvested across such individual client's Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”).

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Certain amounts in the prior year’s consolidated financial statements have been reclassified to conform to current year presentation. "Redemptions - common shares" amounts have been reclassified as “Common shares, net of redemptions”.

Merger Transaction – Asset Acquisition – November 30, 2020

In 2020, as a result of the Merger, the financial information being presented represents a continuation of the financial information of the acquired assets. The properties we acquire typically are not businesses as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”)  805, Business Combinations. Per this definition, a set of transferred assets and activities is not a business when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. We therefore account for such acquisitions as asset acquisitions. Acquisition costs are capitalized and identifiable assets (including physical assets and in-place leases), liabilities assumed and any noncontrolling interests are measured by allocating the cost of the acquisition on a relative fair value basis. Acquisitions executed prior to our adoption of ASU 2017-01 as of January 1, 2017 were accounted for as business combinations. The historical information included herein, covering periods prior to the Merger, refers to our business as operated by Fundrise For-Sale Housing eFund – Los Angeles CA, LLC.

The Company acquired forty-five residential real estate properties in connection with the Merger. The table below summarizes the assets acquired from the November 30, 2020 Merger (dollar amounts in thousands):

Asset Type	Number of Properties	Real Estate Acquired (1)
Residential rental properties	34	$19,838
Real estate held for improvement	6	6,503
Real estate available for sale	5	4,033
Total	45	$30,374

(1)	Real estate acquired is inclusive of acquisition-related costs, including approximately $139,000 of transfer taxes related to the Merger.

The following table further details the purchase price allocation for the properties acquired in connection with the Merger (dollar amounts in thousands):

Description	Asset Acquisition Allocation
Land	$18,323
Building and building improvements	11,780
Site improvements	4
Furniture, fixtures and equipment	40
In-place lease intangibles	227
Working capital, net	(534)
Cash acquired	14,417
Total	$44,257

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIE”) in accordance with FASB ASC 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering. These may also include marketing and distribution of shares, including, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company, subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), it will start to reimburse the Manager, without interest, for these organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV exceeded the Hurdle Rate, it recognizes a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of both December 31, 2021 and 2020, the Manager had incurred cumulative organizational and offering costs of approximately $500,000 on behalf of the Company. The Hurdle Rate was met as of December 31, 2018 and as of December 31, 2021 and 2020, the Company had reimbursed the Manager a cumulative amount of approximately $500,000; therefore, no offering or organizational costs were due to the Manager as of both of the years ended, respectively. As of December 31, 2021 and 2020, no offering or organizational costs incurred by the Manger have been forgiven or reimbursed back to the Company.

During the years ended December 31, 2021 and 2020, the Company directly incurred offering costs of approximately $157,000 and $339,000, respectively. Of these amounts, approximately $43,000 and $41,000 were payable as of December 31, 2021 and 2020, respectively.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2021 and 2020.

Real Estate Deposits

During the closing on an investment in residential rental property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Investments in Rental Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, office space, or industrial properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities on a relative fair value basis. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (classified as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off. In-place lease assets haven been reflected within other assets in our consolidated balance sheets.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with residential property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 - 40 years
Site improvements	10 - 20 years
Furniture, fixtures and equipment	5 - 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the years ended December 31, 2021 and 2020, no such impairment occurred.

Investments in Real Estate Held For Sale

From time to time, we may identify residential properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with U.S. GAAP.

Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition;(ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within other assets, net on our consolidated balance sheets.

Investments in Real Estate Debt Investments

Our real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests in unconsolidated joint ventures.

Our real estate debt investments are generally classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to annual analysis for potential impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, FASB ASC 310, Receivables, permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

During the year ended December 31, 2020, both of our real estate debt investments were deemed impaired and on September 2, 2020, the Company executed deeds in lieu of foreclosure for the underlying property of the real estate debt investments. In full satisfaction of the loans, the transfers of title occurred on December 15, 2020. As of December 31, 2021, one of these real estate debt investments had been sold and one is classified with investments in real estate held for improvement on the consolidated balance sheets.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for years ended December 31, 2021 and 2020, respectively.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at period end. Any gains or losses arising from changes in fair value on derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Gain (loss) on derivative financial instruments.”

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum sixty (60) day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.5% of the NAV of all of our outstanding shares as of the first day of such calendar month, and generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the publicly traded partnership Safe Harbor, or for any other reason. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment.

Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

The Company is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the members and reported on their respective tax returns.  The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member, that is treated as a partnership. As of the date of these consolidated financial statements, the Company does not have any subsidiaries that pay tax at the entity level. Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has not taken any other tax positions which require disclosure.

The Company is required to file, has filed, and will continue to file income tax returns with the Internal Revenue Service and other taxing authorities. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. As of December 31, 2021, the tax period for the taxable year ending December 31, 2018 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Gains on sale of real estate are recognized net of costs and selling expenses at the time each single-family property is delivered and title and possession are transferred to the buyer.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard is effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. The Company has not adopted any of the optional expedients or exceptions as of December 31, 2021. We will continue evaluating the impact of the adoption of this standard on our consolidated financial statements.

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 840, Leases ("ASC 840") addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the FASB issued a question and answer document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under ASC 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Lessors making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period.

We did not grant any lease-related relief as a result of COVID-19 during the year ended December 31, 2021. In the future, we may be in discussions with tenants to grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time . We have elected to account for possible COVID-19 related concessions provided to our tenants as a deferred payment in which we will continue to recognize revenue on the existing straight-line basis over the remaining applicable lease term. Any changes in payment will be recognized through rent receivables, which is recorded in “Other assets, net” in our consolidated balance sheets. Any identified uncollectible amounts related to the deferred payments will be recognized as an adjustment to rental revenue.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Rental Properties and Real Estate Held for Improvement

As of December 31, 2021, our rental properties consisted of fifty-one single-family residential rentals, one quadplex rental, and one industrial rental. As of December 31, 2020, our rental properties consisted of fifty-one single family residential rentals and one quadplex rental.

The following table presents the Company’s investments in rental properties (amounts in thousands):

	As of December 31, 2021	As of December 31, 2020
Land- acquisition allocation	$28,447	$18,768
Building and building improvements	16,854	12,404
Site improvements	306	-
Furniture, fixtures, and equipment	54	52
Total gross investment in rental properties	$45,661	$31,224
Less: accumulated depreciation	(917)	(431)
Total investment in residential rental properties, net	$44,744	$30,793

(1)	During the year ended December 31, 2021, one real estate investment was determined to be classified as held for sale and was reclassified from “Investments in residential rental properties” to “Investments in real estate held for sale” on the consolidated balance sheets and one real estate investment was determined to be classified as in-service and was reclassified from “Investments in real estate held for improvement” to “Investments in residential rental properties” for a total net reclass of approximately $38,000. One of these investments was sold during the year ended December 31, 2021.

As of December 31, 2021 and 2020, the carrying amount of the rental properties above included cumulative capitalized transaction costs of approximately $569,000 and $260,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of $378,000 and $219,000, respectively.

During the years ended December 31, 2021 and 2020, the Company recognized approximately $491,000 and $210,000, respectively, of depreciation expense on residential rental properties.

The following table summarizes the purchase price allocation for the industrial properties acquired during the year ended December 31, 2021 (amounts in thousands):

FRIND – Eisenhower, LLC
Land	$9,718
Building	4,363
Site improvements	306
Working capital	208
Total purchase price	$14,595

There were no investments in industrial rental real estate properties acquired during the year ended December 31, 2020.

As of December 31, 2021 and 2020, we had six and twenty-one single-family residential properties held for improvement, respectively.

The following table presents our real estate held for improvement (amounts in thousands):

	As of December 31, 2021	As of December 31, 2020
Land- acquisition allocation	$5,416	$17,455
Building and building improvements	1,681	5,225
Work in progress	1,252	2,970
Total investment in real estate held for improvement	$8,349	$25,650

(1)	During the year ended December 31, 2021, twelve real estate investments were determined to be classified as held for sale and were reclassified from “Investments in real estate held for improvement” to “Investments in real estate held for sale” on the consolidated balance sheets for a total reclass of approximately $16.2 million.

As of December 31, 2021 and 2020, real estate held for improvement included capitalized transaction costs of approximately $95,000 and $595,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $58,000 and $269,000, respectively.

4.	Investments in Real Estate Held for Sale

As of December 31, 2021 and 2020, we had nine and six single family residential properties held for sale, respectively.

The following table presents the Company’s investments in residential properties held for sale (amounts in thousands):

	As of December 31, 2021 (1)	As of December 31, 2020
Land- acquisition allocation	$7,796	$5,563
Building and building improvements	4,058	1,602
Total investment in real estate held for sale	$11,854	$7,165

(1)	During the year ended December 31, 2021, thirteen real estate investments were determined to be classified as held for sale. Twelve real estate investments were reclassified from “Investments in real estate held for improvement” and one real estate investment was reclassified from “Investments in rental properties” to “Investments in real estate held for sale” on the consolidated balance sheets for a total reclass of approximately $17.2 million. Ten investments in real estate held for sale were sold during the year ended December 31, 2021.

As of December 31, 2021 and 2020, residential property held for sale included capitalized transaction costs of approximately $268,000 and $25,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $170,000 and $0, respectively.

5.	Investments in Real Estate Debt Investments

The following table describes our real estate debt investments activity (amounts in thousands):

Real Estate Debt Investments	For the Year ended December 31, 2021	For the Year ended December 31, 2020
Beginning balance	$-	$5,243
Investments	-	-
Principal repayments (1)	-	(5,243)
Ending balance	$-	$-

(1)	On September 2, 2020, the Company executed a deed in lieu for each of the two underlying properties of the real estate debt investments. In full satisfaction of the loans, the transfers of title both occurred on December 15, 2020. One property was subsequently sold on March 18, 2021 and as of December 31, 2021, one property remains classified with investments in real estate held for improvement in the consolidated balance sheets.

As of December 31, 2021 and 2020, the Company held no real estate debt investments.

Credit Quality Monitoring

The Company’s real estate debt investments are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” Through September 2, 2020, the Company held two real estate debt investments, which were both deemed non-performing and in default. On September 2, 2020, the Company executed a deed in lieu for each of the two underlying properties of the real estate debt investments. In full satisfaction of the loans, the transfers of title both occurred on December 15, 2020. During the year ended December 31, 2020, the Company recognized a loss on troubled debt restructuring of approximately $185,000 related to both property acquisitions. As of December 31, 2021 and 2020, the Company held no real estate debt investments.

6.	Derivative Financial Instruments

Saltbox, Inc. SAFE

Effective August 18, 2021, our wholly-owned subsidiary, FR-SB 1, LLC, entered into a Simple Agreement for Future Equity ("SAFE") with Saltbox, Inc. for $1,000,000. Upon certain triggering events, the SAFE would automatically convert into shares of preferred stock in Saltbox, Inc. at a discount to fair market value, or entitle us to receive cash proceeds equal to or in excess of the initial investment. There can be no guarantee that any of the aforementioned triggering events will occur.

We entered into the SAFE for investment purposes. We have not designated the SAFE in any hedging relationship, therefore, the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the SAFE are recognized immediately through earnings. For the year ended December 31, 2021, we recognized no gain or loss on the SAFE in our consolidated statements of operations.

Saltbox, Inc. Stock Warrants

On October 21, 2021, our wholly-owned subsidiary, FR-SB Warrants, LLC, acquired warrants to purchase 896,426 shares of common stock of Saltbox, Inc. with an exercise price of $0.11 per share (the “Warrants”). The Warrants were granted to us by Saltbox, Inc. to incentivize performance under our real estate services agreement with Saltbox, Inc., whereby the Company pledges, but does not commit, funds towards the acquisition and development of industrial properties for lease to Saltbox, Inc. in exchange for exclusivity rights in certain markets. The Warrants are subject to a vesting schedule based on certain deployment milestones. As of December 31, 2021 none of the Warrants had vested.

The Warrants are classified as a derivative financial instrument on our consolidated balance sheet because they permit cashless exercise. We obtained the Warrants for investment purposes. We have not designated the Warrants in any hedging relationship, therefore, the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the Warrants are recognized immediately through earnings. For the year ended December 31, 2021, we recognized no gain or loss on the Warrants in our consolidated statements of operations. We had no derivative financial instruments during the year ended December 31, 2020.

The fair value of our derivatives is estimated based on unobservable market inputs, such as option pricing and discounted cash flow models. The fair value of our derivatives as of December 31, 2021 and December 31, 2020 are shown below (dollar amounts in thousands):

				Derivative Assets
Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of December 31, 2021	Fair Value as of December 31, 2020
Saltbox, Inc. SAFE	$(1)	08/18/2021	(2)	$1,000	$-
Saltbox, Inc. Common Stock Warrants	0 shares	10/21/2021	10/31/2026	$-	$-

(1)	Variable amount determined by the occurrence or nonoccurrence of an equity financing, liquidity event, or dissolution of Saltbox, Inc. and the valuation of Saltbox, Inc. at the time the event occurs.
(2)	Automatically terminates following the earliest to occur of an issuance of preferred stock pursuant to an equity financing or payments of amounts due under a liquidity or dissolution event.

7.	Other Assets

The balance in other assets is as follows (amounts in thousands):

	As of December 31, 2021	As of December 31, 2020
In-place lease asset, net of amortization	$-	$158
Accounts receivable, net	400	329
Prepaid expenses	275	280
Retainers and prepaid improvement costs	-	10
Total other assets	$675	$777

For the years ended December 31, 2021 and 2020, the Company recognized approximately $158,000 and $69,000, respectively, of amortization expenses on in-place lease assets.

As of December 31, 2021 and 2020, accounts receivable were recorded net of an allowance for credit losses of approximately $84,000 and $53,000, respectively. For the years ended December 31, 2021 and 2020, the Company recorded approximately $48,000 and $97,000, respectively, in bad debt expense related to tenant receivables, which is recorded within rental revenue on the consolidated statements of operations.

8.	Investments in Equity Method Investees

The table below presents the activity of the Company's investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Beginning balance	$2,567	$4,611
Investments in equity method investees	115	194
Distributions received	-	(2,652)
Equity in earnings (losses) of equity method investees	(83)	414
Ending balance	$2,599	$2,567

As of December 31, 2021, the Company's investments in companies that are accounted for under the equity method of accounting consist of the following:

1)	Acquired in 2018, a 99.0% non-controlling member interest in RRE F1, LLC, whose activities are carried out through the following wholly-owned asset: Square One 867 10th Street, a small lot townhome entitlement project.

2)	Acquired in 2018, a 93.9% non-controlling member interest in Marathon 12, LLC, whose activities are carried out through the following wholly-owned asset: P Joseph Marathon 12, a twelve townhome construction project. On August 24, 2020, we received our final cash flow distribution from the Marathon 12 Controlled Subsidiary. This completed the sale of the Marathon 12 Property and hence, the liquidation of the Marathon 12 Investment.

As of and for the year ending December 31, 2021, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	RRE F1 LLC	Marathon 12 LLC
Condensed balance sheet information:	As of December 31, 2021	As of December 31, 2021
Real estate assets, net	$2,617	$-
Other assets	7	-
Total assets	$2,624	$-

Mortgage notes payable	$-	$-
Other liabilities	1	-
Equity	2,623	-
Total liabilities and equity	$2,624	$-
Company’s equity investment	$2,599	$-

	RRE F1 LLC	Marathon 12 LLC
Condensed income statement information:	For the Year Ended December 31, 2021	For the Year Ended December 31, 2021
Total revenue	$-	$-
Total expenses	84	-
Net income (loss)	$(84)	$-
Company’s equity in net income (loss) of investee	$(83)	$-

As of and for the year ending December 31, 2020, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	RRE F1 LLC	Marathon 12 LLC
Condensed balance sheet information:	As of December 31, 2020	As of December 31, 2020
Real estate assets, net	$2,598	$-
Other assets	8	2
Total assets	$2,606	$2

Mortgage notes payable	$-	$-
Other liabilities	10	-
Equity	2,596	2
Total liabilities and equity	$2,606	$2
Company’s equity investment	$2,567	$-

	RRE F1 LLC	Marathon 12 LLC
Condensed income statement information:	For the Year Ended December 31, 2020	For the Year Ended December 31, 2020
Total revenue	$-	$12,860
Total expenses	57	13,008
Net income (loss)	$(57)	$(148)
Company’s equity in net income (loss) of investee	$(56)	$(139)

9.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2021 and 2020, the Company’s significant financial instruments consist of cash and cash equivalents. The carrying amount of the Company’s financial instruments approximate their fair values due to their short-term nature.

The only assets or liabilities we had as of December 31, 2021 that are recorded at fair value on a recurring basis are the derivative financial instruments. As of December 31, 2021, management estimated the fair value of our derivative financial instruments to be approximately $1,000,000. We had no assets or liabilities as of December 31, 2020 that are recorded at fair value on a recurring basis. We classify these fair value measurements as Level 3 as we use significant unobservable inputs.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager receive fees, reimbursements, and compensation in connection with the Company’s Offerings, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Cost for amount of organizational and offering costs incurred and payable as of December 31, 2021 and 2020.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2021 and 2020, the Manager incurred approximately $131,000 and $404,000 of costs on our behalf, respectively. As of December 31, 2021 and 2020, approximately $21,000 and $26,000 were due and payable to the Manager, respectively.

An asset management fee of one-fourth of 0.85% is owed quarterly to the Manager. The Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. Beginning January 1, 2019, this fee has been based on our NAV at the end of the prior semiannual period.

The Manager waived the asset management fee from January 1, 2019 through December 31, 2021. Therefore, for the years ended December 31, 2021 and 2020, we have incurred no asset management fees.

The Company may be charged by the Manager a quarterly development fee of 5% of total development costs, excluding land. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the Single Family housing project or if there is no outside developer of the Single Family housing project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. No quarterly development fee has been charged for the years ended December 31, 2021 and 2020, respectively. The Manager has waived all development fees from inception through December 31, 2021.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2021 and 2020, no special servicing fees are payable to the Manager. For the years ended December 31, 2021 and 2020, no special servicing fees have been incurred.

The Company will also pay the Manager a disposition fee in the event that a Single Family housing project is sold to a homebuyer investor or if our Manager is acting as the real estate developer. The fee may be up to 1.5% of the gross proceeds. As of December 31, 2021 and 2020, no disposition fees are payable to the Manager. For the years ended December 31, 2021 and 2020, no disposition fees have been incurred.

Fundrise Lending, LLC

As an alternative means of acquiring investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by the Company. Fundrise Lending, LLC allows the Company the flexibility to deploy its offering proceeds as funds are raised. The Company then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of its acquisition. For the years ended December 31, 2021 and 2020, the Company purchased no investments that were warehoused or owned by Fundrise Lending, LLC, respectively.

For situations where the Company’s Sponsor, Manager, or their affiliates have a conflict of interest with the Company that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction,” the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on the Company’s behalf will be payable by the Company. Principal transactions are defined as transactions between the Company’s Sponsor, Manager or their affiliates, on the one hand, and the Company or one of its subsidiaries, on the other hand. The Company’s manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2021 and 2020, fees of approximately $25,000 and $14,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statements of operations.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and holds 26,872 shares as of both December 31, 2021 and 2020. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and holds 1,414 common shares as of both December 31, 2021 and 2020, respectively.

As a means to provide liquidity to fund redemption requests in anticipation of an increase in redemptions related to the Merger, on June 25, 2020, Rise Companies Corp. issued a promissory note to the Company at a 1.0% interest rate. The total principal amount of the note was approximately $2.0 million and matured on September 30, 2020. During the years ended December 31, 2021 and 2020, the Company incurred interest of approximately $0 and $5,000, respectively. The Company paid off the entire balance of the promissory note and related interest on September 25, 2020. Therefore, $0 of interest remained payable as of both December 31, 2021 and 2020.

Also as a means to provide liquidity to fund redemption requests, on November 6, 2020, Rise Companies Corp. issued a promissory note to the Company at a 2.5% interest rate. The total principal amount of the note was approximately $5.0 million and matured on December 31, 2020. During the years ended December 31, 2021 and 2020, the Company incurred interest of approximately $0 and $12,000, respectively. The Company paid off the entire balance of the promissory note and related interest on December 10, 2020. Therefore, $0 of interest remained payable as of both December 31, 2021 and 2020.

For the years ended December 31, 2021 and 2020, the Sponsor incurred $71,000 and $51,000 of costs on our behalf, respectively, in connection with the Shared Services Agreement. As of December 31, 2021 and 2020, $16,000 and $16,000 was due and payable, respectively.

For the years ended December 31, 2021 and 2020, there were $141,000 and $0, respectively, of acquisition fees incurred or paid to the Sponsor, in connection with the Shared Services Agreement.

11.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

12.	Commitments and Contingencies

Legal Proceedings

As of the date of these consolidated financial statements we are not currently named as a defendant in any material active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

13.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 11, 2022 for potential recognition or disclosure.

Offering

As of April 11, 2022, we had raised total gross offering proceeds of approximately $114.4 million from settled subscriptions (including the $309,000 received in the private placements to our Sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our offering and private placements for a gross aggregate of approximately 10.3 million of our common shares.

New Investments

On January 5, 2022, the Company acquired ownership of a wholly-owned subsidiary, FRIND-SB 1, LLC (the “Chattahoochee Ave Controlled Subsidiary”) for an initial purchase price of approximately $13.0 million.

Notes from Fundrise, L.P. and Promissory Note Repayment

On January 3, 2022, Fundrise, L.P. issued a promissory note to the Company in the principal amount of $7.0 million. The note bears a 3.5% interest rate and matures on June 30, 2022. On January 31, 2022, the Company fully repaid the promissory note in the amount of approximately $7.0 million, including approximately $19,000 of accrued interest. Therefore, there was no outstanding principal or interest as of April 11, 2022.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the company’s Offering Circular on Form 1-A filed on March 31, 2017)
2.2*	Certificate of Amendment to Certificate of Formation dated November 16, 2016 (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the company’s Offering Circular on Form 1-A filed on March 31, 2017)
2.3*	Certificate of Amendment to Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.3 to the company's Form 1-K filed on April 19, 2021)
2.4*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.4 to the company's Form 1-K filed on April 19, 2021)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof included as Appendix A to the company's Offering Circular filed on December 13, 2021)
6.1*	Form of License Agreement between Fundrise eFUND, LLC (then known as “Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC”) and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the company’s Offering Circular on Form 1-A filed on March 31, 2017)
6.2*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the company’s Offering Circular on Form 1-A filed on March 31, 2017)
6.3*	Form of Merger Agreement dated by and among Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC, Fundrise National For-Sale Housing eFUND, LLC and Fundrise For-Sale Housing eFUND – Washington DC, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the company’s Form 1-A/A filed November 16, 2020)
11.1**	Consent of RSM US LLP

*	Filed previously.
**	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, this issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on April 11, 2022.

Fundrise eFund, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 11, 2022
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 11, 2022
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and Principal Accounting Officer)